[Eversheds Sutherland (US) LLP Letterhead]

April 8, 2019

Via EDGAR

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Sierra Total Return Fund

Dear Ms. Miller:

On behalf of Sierra Total Return Fund (the “Fund”), set forth below are the Fund’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 7, 2019, in connection with the SEC’s review of the Fund’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Fund’s responses.

1.	The Staff notes, with respect to Item B.15 of Form N-CEN, the Fund answered “no.” Please confirm whether or not the Fund is relying on a multi-class exemptive order and amend accordingly.

Response: The Fund respectfully advises the Staff on a supplemental basis that, on June 6, 2017, the Fund received an exemptive order from the SEC, which permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. However, at the time of the filing of the Fund’s Form N-CEN for the fiscal year ended June 30, 2018 and currently, the Fund was, and is not currently, offering multiple classes of shares in reliance of such exemptive order. As a result of the foregoing, the Fund respectfully advises the Staff on a supplemental basis that the Fund properly responded to Item B.15 of Form N-CEN.

2.	With respect to the notes to the financial statements, please explain why all of the disclosures required under ASC 820-10-50-2(g) are not included.

Response: The Fund respectfully advises the Staff on a supplemental basis that the disclosure required under ASC 820-10-50-2(g) was inadvertently not included in the notes to the financial statements for certain significant unobservable inputs. On a going forward basis, the Fund respectfully advises the Staff on a supplemental basis that the Fund will include additional disclosure regarding the sensitivity of fair values to changes in Market Yields, EBITDA multiples and Discount Rates to supplement the disclosure of the impact of changes in recent arms-length transactions that is currently included in the financial statements.

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3.	Please confirm the financial information under the following caption in the consolidated financial highlights as of June 30, 2018 are correct: (1) Ratio of expenses to average net assets excluding reimbursement and including interest expense, (2) Ratio of expenses to average net assets including reimbursement and including interest expense, (3) Ratio of expenses to average net assets excluding reimbursement and excluding interest expense, and (4) Ratio of expenses to average net assets including reimbursement and excluding interest expense.

Response: The Fund respectfully advises the Staff on a supplemental basis that the financial information under the following caption in the consolidated financial highlights as of June 30, 2018 were properly calculated: (1) Ratio of expenses to average net assets excluding reimbursement and including interest expense, (2) Ratio of expenses to average net assets including reimbursement and including interest expense, (3) Ratio of expenses to average net assets excluding reimbursement and excluding interest expense, and (4) Ratio of expenses to average net assets including reimbursement and excluding interest expense. However, the Fund respectfully advises the Staff on a supplemental basis that due to a clerical error the ratios presented as the (1) Ratio of expenses to average net assets excluding reimbursement and including interest expense and (2) Ratio of expenses to average net assets including reimbursement and including interest expense were inadvertently transposed and the ratios presented as (3)Ratio of expenses to average net assets excluding reimbursement and excluding interest expense and (4)Ratio of expenses to average net assets including reimbursement and excluding interest expense were inadvertently transposed. On a going forward basis, the Fund will correct the caption label for each respective ratio.

4.	In correspondence, please describe the frequency in which the due from adviser account disclosed on the balance sheet is settled. Include in the discussion whether the settlement terms are the same terms as the payments to the Fund’s investment adviser.

Response: The Fund respectfully advises the Staff on a supplemental basis that the due from adviser account with respect to management fees, administration fees, and expense support/reimbursement is settled on at least a quarterly basis.

5.	The Staff notes that the Fund had significant loan investments. Please confirm whether or not any of the loans are “covenant-lite” loans, the expense of such loans and if risks are adequately disclosed in the prospectus.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund’s portfolio of investments include “covenant-lite” loans. In this regard, the Fund respectfully advises the Staff on a supplemental basis that it will include the following disclosure in its prospectus regarding the risks associated with “covenant-lite” loans on a going forward basis:

“Covenant Lite” Loans Risks

The Fund may invest in covenant-lite loans, which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the Fund’s ability to reprice credit risk associated with the issuer and reduce the Fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s revenues, net income and NAV.

6.	Please provide us with the representation that future financial statements will provide a tabular presentation showing:

a.	Expense reimbursement payments made by the Fund on a semi-annual basis;
b.	The Fund’s operating expense ratio as of the date in which the Fund’s expense reimbursement obligation was incurred;
c.	The annualized distribution rate as of the date in which expense obligation was incurred; and
d.	The date until which the expense obligation exists.

Response: The Fund respectfully advises the Staff on a supplemental basis that its financial statements on a going forward basis will include the requested information to the extent there are expense reimbursement payments made by the Fund.

7.	Please confirm if any of the loans held by the Fund are unitranche loans, which are also known as co-lending arrangements. If so, please provide disclosure in the notes to the financial statements so that the readers of the financial statements will understand the risks associated with these investments. With respect to these arrangements, please notify the Staff on a supplemental basis of the following:
a.	Whether the Fund has any specific accounting policies that apply to the co-lending arrangements;
b.	How the evaluation of these investments is taken into account in the payment prioritization;
c.	The impact of such arrangements on the calculation on interest income under the effective interest method; and
d.	Whether any of the co-lending arrangements are with affiliates.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund’s portfolio of investments does not include any unitranche loans, which are also known as co-lending arrangements and therefore no additional disclosure is necessary in this regard.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Payam Siadatpour at (202) 383-0278 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Richard T. Allorto, Jr., Chief Financial Officer, Sierra Total Return Fund
Payam Siadatpour, Esq.